4/11/03



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENGLEWOOD PARTNERS LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 WALNUT ST.
(No. and Street)

ENGLEWOOD (City) NJ (State) 07631 (Zip Code)



RECEIVED
APR 0 1 2003
183

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOT APPLICABLE - SEE OATH
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Ferrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Englewood Partners Limited Partnership, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. I further state that the securities business of the company has been limited, during the period covered by the accompanying financial statement and schedules, to acting as broker or agent for an issuer in soliciting subscriptions for securities of such issuer, the company has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and the company has not otherwise held funds or securities for or owed money or securities to customers.

John D. Ferrell

John D. Ferrell

Managing Partner

Title

VERONICA AFAM
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 2, 2004

3/31/03

ENGLEWOOD PARTNERS LIMITED PARTNERSHIP

Balance Sheet
December 31, 2002

ASSETS

Current Assets		
Cash	$46,430	
Marketable Securities	88,411	
Total Current Assets		$134,841
Securities and Other Investments		
Not Readily Marketable		$53,300
Property and Equipment		
Computer Equipment	25,500	
Less: Accumulated Depreciation	10,700	
Property & Equipment, Net		14,800
Total Assets		$202,941

LIABILITIES AND PARTNERS' CAPITAL

Total Liabilities	$0
Partners' Capital	$202,941
Total Liabilities and Partners' Capital	$202,941

ENGLEWOOD PARTNERS LIMITED PARTNERSHIP

Statement of Income
For The Year Ended December 31, 2002

INCOME

Interest Income	$887
Dividend Income	307
Total Income	$1194

GENERAL & ADMINISTRATIVE EXPENSES

Computer Services	$984
Depreciation	3648
Dues	1200
Interest Expense	0
Office Expenses	4320
Telephone	589
Travel & Entertainment	5210
Total Expenses	15951
	(14,757)

GAIN (LOSS) ON SECURITIES INVESTMENTS:

	(103,874)
Net Income (Loss)	(118,631)

ENGLEWOOD PARTNERS LIMITED PARTNERSHIP

Statement of Partners' Capital
December 31, 2002

Beginning Capital	$529,572
Distributions	208,000
Net Loss	(118,631)
Ending Capital	$202,941

ENGLEWOOD PARTNERS LIMITED PARTNERSHIP

Statement of Cash Flows

Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$(118,631)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,638
Decrease in Accrued Expense	(1,100)
Decrease in Marketable Securities	206,435
Net Cash Provided By (Used By) Operating Activities	90,352

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Computer Equipment	(12,594)
Net Cash Provided By (Used By) Investing Activities	(12,594)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Distributions	(208,000)
Net Cash Provided By (Used By) Financing Activities	(208,000)
Net Increase (Decrease) In Cash	(130,242)
Cash At Beginning of Year	176,672
Cash At End of Year	46,430

Attached is the Computation of Net Capital Under Rule 15c3-1 from Part II-A of Form X-17A-5 for the year ended December 31, 2002. In recalculating the net capital required pursuant to such rule, no material differences were found to exist.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			202,941 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			202,941 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			202,941 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		68,100 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-68,100 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			134,841 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		13,262 [3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-13,262 [3740]
10.	Net Capital		121,579 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	116,579 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	121,579 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 0 [3850]